FILED BY HERCULES INCORPORATED
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Hercules Incorporated
Commission File Number 1-00496

Date: July 11, 2008

GENERAL QUESTIONS AND ANSWERS
For internal use only on July 11, 2008

Transaction-Related

1. How much will Ashland pay for each share of Hercules’ stock?
2. Why is this deal a blend of cash and Ashland stock deal versus 100% cash?
3. Is this a merger or an acquisition?
4. Is this a “done deal”? What other approvals are needed?
5. When will the deal close?
6. Who will run the company between now and closing?
7. What happens if the deal doesn’t close? Is there a deadline?
8. Can Hercules shares be sold before the deal closes?
9. Will the Hercules entity remain and will the “Hercules” name go away?
10. What happens to the Aqualon and PTV brand names?

Ashland-Related

1. How large is the company and how many employees do they have?
2. What businesses are they in?
3. Where are their key locations?
4. What is the company’s domestic/international split?
5. What level of earnings does the company generate and how has there stock been performing?
6. Why is Hercules an attractive acquisition for Ashland?
7. Do they have unions?
8. How is Ashland financing the acquisition? If they are borrowing to fund the purchase, will the resulting company be financially stable? What happens if they cannot obtain financing?
9. What kind of safety and environmental record and culture do they have?
10. Do they use SAP?

People–Related

1. Will Ashland change compensation or benefits? (See separate Q&A addressing HR-related questions.)
2. Will any employees lose their jobs?
3. What will happen to the Hercules headquarters locations?
4. When will we meet anyone from Ashland?

Other

1. What should I do if I am contacted by the local press?
2. What can I say to our customers, vendors or partners?
3. How should I conduct my day-to-day business between now and when the deal closes?

Transaction-Related

1.	How much will Ashland pay for each share of Hercules stock?

Ashland will pay $23.01 per Hercules share based on Ashland’s July 10 closing stock price, in the form of $18.60 per share in cash and 0.093 of a share of Ashland common stock.

2.	Why is this deal a blend of cash and Ashland stock deal versus 100% cash?

The merger consideration includes a stock portion so that stockholders can have the opportunity to participate in the benefits expected to be received by the merger. Stockholders will of course have the ability to sell their Ashland shares in the market at any time following the closing. .

3.	Is this a merger or an acquisition?

Ashland is acquiring all of Hercules stock and Hercules will become a wholly owned subsidiary of Ashland.

4.	Is this a “done deal”? What other approvals are needed?

While it has the approval of the boards of both companies the merger must also have the approval of Hercules shareholders receive regulatory approvals and is subject to other customary closing conditions. The stockholder meeting is expected to occur in fall 2008.

5.	When will the deal close?

It is expected to close by the end of the year 2008.

6.	Who will run the company between now and closing?

Current Hercules management will continue to run the company.

7.	What happens if the deal doesn’t close? Is there a deadline?

Hercules will continue to operate as an independent company. Per the agreement, the deadline for closing the transaction is March 31, 2009.

8.	Can Hercules shares be sold before the deal closes?

Shares can be traded on the open market subject to normal restrictions.

9.	Will the Hercules name go away?

No decision has been made about the use of the Hercules name

10.	What happens to the Aqualon and PTV brand names?

We anticipate that these brands will continue as they have significant value in the market place.

Ashland-Related

1.	How large is the company and how many employees do they have?

Ashland has approximately $8 billion in annual sales and approximately 12,000 employees worldwide.

2.	What businesses are they in?

Ashland is a manufacturer of specialty chemicals, a leading distributor of chemicals and plastics, and a provider of automotive lubricants, car-care products and quick-lube services. They operate in four segments: Ashland Distribution, Valvoline, Performance Materials and Water Technologies.

3.	Where are their key locations?

Ashland is headquartered in Covington, KY, with major operations in Lexington and Russell, KY, Dublin, OH, Boonton, NJ and Mississauga, ON. Their European HQ is in Amsterdam and the Asia HQ is located in Shanghai.

4.	What is the company’s domestic/international split?

Approximately 70% of Ashland’s revenue is generated in North America and 30% overseas.

5.	What level of earnings does the company generate and how has there stock been performing?

Ashland had 2007 EBITDA of $361 and has been trading in a range of $40-$69 over the past year, with a current share price of $48.

6.	Why is Hercules an attractive acquisition for Ashland?

Ashland’s acquisition of Hercules fulfills its objective to become a leading specialty chemicals company.

7.	Do they have unions?

Yes. Ashland will recognize the Hercules unions and they intend to honor existing agreements, with the right to negotiate in the future.

8.	How is Ashland financing the acquisition? If they are borrowing to fund the purchase, will the resulting company be financially stable? What happens if they cannot obtain financing?

Ashland is funding the acquisition of Hercules through a combination of cash on their balance sheet, borrowed funds and equity. The cash portion of the acquisition will be funded through a combination of cash on hand and committed debt financing from Bank of America and Scotia Capital, subject to customary terms and conditions. The leverage, net debt/EBITDA, of the merged companies will be between 2.5 and 3.0 at closing. The corporate credit ratings from Moodys and Standard & Poors is expected to be similar to Hercules' current rating. Ashland plans to use the cash flows of the combined organization to pay down debt with a goal of attaining investment-grade credit ratings within two to four years after closing the transaction.

Under the terms of the merger agreement, Ashland would be required to pay Hercules a fee of $77.5 million if the transaction is not completed due to a failure to obtain financing at the time the conditions to the merger have been satisfied.

9.	What kind of safety and environmental record and culture do they have?

Ashland is very serious about safety and environmental stewardship. Hercules’ strong culture in these areas will fit well with Ashland.

10.	Do they use SAP?

Yes, Ashland uses SAP around the world.

People–Related

1.	Will Ashland change compensation or benefits?

See separate Q&A addressing HR-related questions. Please consult with the Hercules HR Department for specific questions.

2.	Will any employees lose their jobs?

Ashland expects to realize annualized run-rate cost savings of at least $50 million by the third year following the transaction’s close, by eliminating redundancies and capturing operational efficiencies. We do not know what the impact will be on employees’ jobs. The will be an integration team formed, with members from both companies to determine how to utilize the strengths and scale of the combined company.

3.	What will happen to the Hercules headquarters locations?

Ashland has announced their plans to maintain a significant presence in Wilmington, DE.

4.	When will we meet anyone from Ashland?

Chairman and CEO James J. O’Brien is expected to visit Wilmington on July 18 and will hold a global employee meeting.

Other

1.	What should I do if I am contacted by the local press?

Refer all inquiries from the press to John Riley in Public Affairs.

2.	What can I say to our customers, vendors or partners?

Hercules’ management team is personally contacting our major business partners, customers and vendors as a courtesy to notify them of this announcement. If you interact with any of our partners, customers or vendors you should tell them to expect business as usual.

3.	How should I conduct my day-to-day business between now and when the deal closes?

It is important that you continue to perform your job in your normal diligent and professional manner. If you have any questions about specific decisions or activities that may be in conflict with this intended acquisition, consult with a member of the Steering Team or Hercules’ Legal Department.

Forward-Looking Statements
This document contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland’s and Hercules’ current expectations about the acquisition of Hercules. Although Ashland and Hercules believe their expectations are based on what management believes to be reasonable assumptions, they cannot assure the expectations reflected in this document will be achieved as they are subject to risks and uncertainties that are difficult to predict and may be outside of Ashland’s and Hercules’ control. These risks and uncertainties may cause actual results to differ materially from those stated, projected or implied. Such risks and uncertainties include the possibility that the benefits anticipated from the Hercules transaction will not be fully realized; the possibility the transaction may not close, including as a result of failure to obtain the approval of Hercules stockholders; the possibility that financing may not be available on the terms committed; and other risks that are described in filings made by Ashland and Hercules with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. Other factors, uncertainties and risks affecting Ashland and Hercules are contained in each company’s periodic filings made with the Securities and Exchange Commission, including Ashland’s Form 10-K for the fiscal year ended Sept. 30, 2007, Ashland’s Form 10-Q for the quarter ended March 31, 2008, Hercules’ Form 10-K for the fiscal year ended Dec. 31, 2007, and Hercules’ Form 10-Q for the quarter ended March 31, 2008 filed with the SEC and available on Ashland’s Investor Relations website at www.ashland.com/investors or Hercules’ website at www.herc.com or the SEC’s website at www.sec.gov. Ashland and Hercules undertake no obligation to subsequently update or revise the forward-looking statements made in this document to reflect events or circumstances after the date of this document.
Additional Information
In connection with the proposed transaction, Ashland and Hercules will be filing documents with the SEC, including the filing by Ashland of a registration statement on Form S-4, and the filing by Hercules of a related preliminary and definitive proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by contacting Ashland Investor Relations at (859) 815-4454 or Hercules Investor Relations at (302) 594-7151. Investors and security holders may obtain free copies of the documents filed with the SEC on Ashland’s Investor Relations website at www.ashland.com/investors or Hercules’ website at www.herc.com or the SEC’s website at www.sec.gov.

Hercules and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Hercules in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Hercules is also included in Hercules’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2008. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Ashland and Hercules as described above.